OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 16th Floor

New York, New York 10281-1008

April 25, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Lithotomos and Mr. Long:

Thank you for your comments, provided April 22-23, 2014, on the registration statement on Form N-1A for Oppenheimer Emerging Markets Innovators Fund (the “Registrant” or the “Fund”) (File Nos. 33-194049 and 811-22943) filed April 14, 2014. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Fund uses in the registration statement and defined terms have the meanings defined therein.

1.	Given that the parenthetical in the footnote to the expense table indicates that Acquired Fund Fees and Expenses (“AFFEs”) are excluded from net expenses, please account for the 0.01% in AFFEs in each class’ net expense ratio.

We have revised the expense table to reflect expense ratios for classes A, C, N, Y and I of, respectively, 1.71%, 2.51%, 2.01%, 1.46% and 1.26%.

2.	Given that the disclosure indicates that Class N does not have a CDSC, please confirm whether the Class N Example expense costs for 1 year should be the same in both scenarios: ”if shares are redeemed” and “if shares are not redeemed.”

We confirm that the Example expense costs for Class N, in each scenario, should be the same and have revised the Examples accordingly. Additionally, we have revised the Example expense costs to account for a very slight adjustment upward as a result of the inclusion of AFFEs in the net expenses.

3.	Please disclose under Note 3 to the Financial Statements the percentage that the Manager pays the Sub-Adviser.

We have filed the Sub-Advisory agreement as an exhibit to the Fund’s registration statement (filed April 14, 2014) and it is publicly available, including Exhibit A to that agreement, which describes the fee the Manager pays to the Sub-Adviser.

4.	Please provide supplementally, to the extent foreseeable, the percentage the Fund expects to invest in Russia and/or the Ukraine when fully invested after launch.

Under normal circumstances, currently, but subject to future economic and other market conditions or investment opportunities that are not now readily apparent, the Fund would generally be less than 10% in Russia; and given current opportunities may likely be in the 4-7% range at the time of launch (but may be subject to change slightly). Currently, the Fund does not expect to invest in Ukraine in the immediate future; however such position could change subject to future economic and other market conditions or investment opportunities that are not now readily apparent.

The Fund hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Commission staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the registration statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP